TSX:IRC                                                                                   NR 06-15

                                                                                       August 15, 2006

IRC REPORTS SIX-FOLD INCREASE IN QUARTERLY REVENUES AND NEW DIVIDEND POLICY

DENVER, COLORADO – August 15, 2006 - International Royalty Corporation (TSX: IRC) (the "Company"or “IRC”) is pleased to report its 2nd quarter 2006 financial results, which include an increase in revenues attributable to the Voisey’s Bay royalty from $343,000 in the first quarter to $1,843,000 in the second quarter as that project is ramping up to full production.  All figures are in United States dollars unless otherwise noted.

Summary of Quarterly and Year to Date Information:

($ in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Statement of Operations
Royalty revenues	$ 2,049	$ 107	$ 2,462	$ 205
General and administrative	1,001	677	1,912	1,089
Stock-based compensation expense	221	216	442	4,867
Loss before income taxes	(1,194)	(1,298)	(3,177)	(6,524)
Net earnings (loss) for the period	8,654	(989)	7,217	(6,606)
Basic earnings (loss) per share	0.15	(0.02)	0.13	(0.15)
Diluted earnings (loss) per share	0.15	(0.02)	0.12	(0.15)
Statement of Cash Flows
Cash flows used in operating activities	(105)	(755)	(1,674)	(701)
Cash flows used in investing activities	(10,285)	(171)	(9,513)	(127,650)
Cash flows from financing activities	274	(580)	286	142,938
Increase (decrease) in cash and cash equivalents	(10,116)	(1,506)	(10,901)	14,587

($ in thousands)	June 30,	December 31,
	2006	2005
Balance Sheet
Cash, cash equivalents and short-term investments	$ 3,523	$ 14,451
Total assets	254,500	255,165
Shareholders’ Equity	167,839	159,894

The Company reported net earnings for the quarter ended June 30, 2006 of $8,654,000 or $0.15 per share compared to a loss of $989,000 or $0.02 per share during the second quarter of 2005.  The earnings for the quarter were a result of a future income tax benefit of $9,848,000, recorded primarily as a result of a reduction in the Alberta provincial income tax rate from 11.5% to 10.0%, and also from Federal income tax rate reductions, both enacted in the second quarter of 2006.

During the quarter, the Company recorded revenue from the Voisey’s Bay royalty of $1,843,000, compared to $343,000 in the first quarter of 2006, and $nil in all of 2005.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2006 represents payments on concentrate shipped from Voisey’s Bay during the initial start-up of operations from November 2005 to February 2006.  Accordingly, revenue recognized on the Voisey’s Bay royalty will generally lag production from the mine by one to two calendar quarters.   As the Company begins to receive full quarterly payments, and as the mine increases production to full capacity, royalty revenue and cash flow are expected to continue to increase accordingly.

The Company also announced today that the Board of Directors has approved a Dividend Policy.  Under the policy, IRC will begin paying dividends on its common shares once its royalty revenues achieve a level of US$15 million during a calendar year.

Complete financial results are available on SEDAR and on the Company’s website at www.internationalroyalty.com.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-

looking statements. You are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com